September 13, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Via EDGAR

Attention:	Matthew Crispino, Attorney Advisor, Office of Information Technologies and Services

Re:	Request for Withdrawal of Form 1-A-W/A; Offering Statement on Form 1-A; File No. 024-11054

Mr. Crispino,

TechSoup Global, A California 501(c)(3) Nonprofit Public Benefit Corporation (Applicant), hereby applies for the Commission’s consent to withdraw its Offering Statement dated August 9, 2019, file number 024-11054.

Applicant has not sold any securities pursuant to the Offering Statement submitted on August 9, 2019 and it is superseded by the Offering Statement submitted on September 11, 2019, file number, 024-11071.

Should you have any questions or require any additional information with respect to this filing, please contact Kim Arnone, Cutting Edge Counsel, at (510) 834-4530. Thank you for your assistance and cooperation.

Very truly yours,

TECHSOUP GLOBAL

/s/ Rebecca Masisak

Rebecca Masisak

Chief Executive Officer

cc:	Kim Arnone, Esq., Cutting Edge Counsel

435 Brannan Street San Francisco California 94107 (415) 633-9300 voice (415) 633-9400 fax